

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Mark J. Bulanda
President
Emersub CX, Inc.
c/o Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, MO 63136

Re: Emersub CX, Inc.
Registration Statement on Form S-4
Exhibit Nos. 10.4, 10.6
Filed January 11, 2022
File No. 333-262106

Dear Mr. Bulanda:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance